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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)*

                                 SLM Corporation
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

                                    78442P106
                                 (CUSIP Number)

                                 April 30, 2008
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[_] Rule 13d-1(c)
[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 78442P106                    13G                     PAGE 2 OF 5 PAGES


1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Dodge & Cox                        94-1441976

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_]
                                                    (b) [_]

  N/A
3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION

  California - U.S.A.

               5   SOLE VOTING POWER
                   46,355,982
  NUMBER OF
   SHARES      6   SHARED VOTING POWER
BENEFICIALLY       113,100
  OWNED BY
    EACH       7   SOLE DISPOSITIVE POWER
 REPORTING         48,942,882
   PERSON
    WITH       8   SHARED DISPOSITIVE POWER
                   0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     48,942,882

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     N/A

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     10.5%

12   TYPE OF REPORTING PERSON*
     IA

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Item 1(a) Name of Issuer:
          SLM Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:
          12061 Bluemont Way
          Reston, VA 20190

Item 2(a) Name of Person Filing:
          Dodge & Cox

Item 2(b) Address of the Principal Office or, if none, Residence:
          555 California St., 40th Floor
          San Francisco, CA 94104

Item 2(c) Citizenship:
          California - U.S.A.

Item 2(d) Title of Class of Securities:
          Common

Item 2(e) CUSIP Number:
          78442P106

Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (e) [X] Investment Advisor registered in accordance with section 240.13d-1(b)(1)(ii)(E)

Item 4    Ownership:

          (a)  Amount Beneficially Owned:
               48,942,882

          (b)  Percent of Class:
               10.5%

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          (c)   Number of shares as to which such person has:

          (i)   sole power to vote or direct the vote:
                46,355,982

          (ii)  shared power to vote or direct the vote:
                113,100

          (iii) sole power to dispose or to direct the disposition of:
                48,942,882

          (iv)  shared power to dispose or to direct the disposition of:
                0

Item 5    Ownership of Five Percent or Less of a Class: Not applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

          Securities reported on this Schedule 13G are beneficially owned by clients of Dodge & Cox, which clients may include investment companies registered under the Investment Company Act and/or employee benefit plans, pension funds, endowment funds or other institutional clients.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable.

Item 8 Identification and Classification of Members of the Group: Not applicable.

Item 9    Notice of Dissolution of a Group: Not applicable.

Item 10   Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2008

                                        DODGE & COX


                                        By: /S/ THOMAS M. MISTELE
                                        ----------------------------------------
                                        Name:  Thomas M. Mistele
                                        Title: General Counsel & COO

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